                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                                 RED HAT, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.0001 PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  756577 10 2
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]            Rule 13d-1(b)
[_]            Rule 13d-1(c)
[X]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No.  756577 10 2
            ------------

 ------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Frank Batten, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions).
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 4.

      U.S.A
------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     5.
     NUMBER OF
                          2,215,753 shares (see Item 4)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      6.

     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     7.
    REPORTING             2,215,753 shares (see Item 4)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH:          8.
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
 9.
      23,656,228 shares (see Item 4)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
10.   Instructions).
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
11.
      14.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions):
12.
      IN
------------------------------------------------------------------------------

                                    2 of 4

Item 1.
          (a)  Name of Issuer:
               Red Hat, Inc.
               ------------
          (b)  Address of Issuer's Principal Executive Offices:
               2600 Meridian Parkway
               ---------------------
               Durham, North Carolina 27713.
               ----------------------------

Item 2.
          (a)  Name of Person Filing:
               Frank Batten, Jr.
               ----------------
          (b)  Address of Principal Business Office or, if none, Residence:
               The address of the principal business office of Frank Batten,
               ------------------------------------------------------------
               Jr., is c/o Landmark Communications, Inc., 150 W. Brambleton
               ------------------------------------------------------------
               Avenue, Norfolk, Virginia 23510-2075.
               ------------------------------------
          (c)  Citizenship:
               U.S.A.
               -----
          (d)  Title of Class of Securities:
               Common Stock, $.0001 Par Value
               ------------------------------
          (e)  CUSIP Number:
               756577 10 2
               -----------

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
          Not Applicable.

Item 4.   Ownership.
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
          Item 1.

          (a)  Amount beneficially owned: 23,656,228 shares.
                                          -----------------
               Shares beneficially owned includes 2,215,753 shares held of
               -----------------------------------------------------------
               record by the Frank Batten, Jr. Trust (Mr. Batten has the power
               ---------------------------------------------------------------
               to vote such shares as sole acting trustee) and 21,440,475 shares
               -----------------------------------------------------------------
               held of record by the 1998 Frank Batten, Jr. Grantor Annuity
               ------------------------------------------------------------
               Trust (Mr. Batten holds no voting power over such shares). Mr.
               -------------------------------------------------------------
               Batten disclaims beneficial ownership of these shares except to
               ---------------------------------------------------------------
               the extent of his pecuniary interest therein, and this statement
               ----------------------------------------------------------------
               shall not be deemed an admission that Mr. Batten is the
               -------------------------------------------------------
               beneficial owner of these shares for any purpose.
               ------------------------------------------------

          (b)  Percent of class: 14.6%
                                 -----
               The foregoing percentage is based on 161,593,691 shares of Common
               -----------------------------------------------------------------
               Stock reported to be outstanding as of December 31, 2000 in a
               -------------------------------------------------------------
               Form 10Q filed January 12, 2001.
               -------------------------------

          (c)  Number of shares as to which the person has:

               (i)    Sole power to vote or to direct the vote:
                      2,215,753 shares
                      ----------------
               (ii)   Shared power to vote or to direct the vote:
                      0 shares
                      --------
               (iii)  Sole power to dispose or to direct the disposition of:
                      2,215,753 shares
                      ----------------
               (iv)   Shared power to dispose or to direct the disposition of:
                      0 shares
                      --------

                                    3 of 4

Instruction. For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d3(d)(1).

Item 5.      Ownership of Five Percent or Less of a Class
             Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
             Not Applicable.

Item 8.      Identification and Classification of Members of the Group
             Not Applicable.

Item 9.      Notice of Dissolution of Group
             Not Applicable.

Item 10.     Certification
             Not Applicable. This Amendment to Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).


                                   SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  2-8-01                                          /s/Frank Batten, Jr
     --------------                                    -------------------------
                                                       Frank Batten, Jr.


                                    4 of 4